Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK
General
The following is a summary of the material terms of the capital stock of Zymeworks Inc., a Delaware corporation (the “Company”). This summary does not purport to be complete and is subject to, and qualified in its entirety by express reference to, the provisions of the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”), the Company’s amended and restated bylaws (the “Bylaws”), and the Company’s Certificate of Designations of Special Voting Preferred Stock (the “Special Voting Certificate of Designations”), each of which is included as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and each of which may be amended from time to time, and the laws of the state of Delaware. You are encouraged to read the Company’s Certificate of Incorporation, Bylaws, and Special Voting Certificate of Designations, and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), for additional information.
The Company’s authorized capital stock consists of 1,000,000,000 shares of capital stock, $0.00001 par value per share, of which:
•900,000,000 shares are designated as “Common Stock”; and
•100,000,000 shares are designated as preferred stock, of which one share is designated as “Special Voting Preferred Stock”.
As of March 4, 2024, there are 70,568,222 shares of Common Stock outstanding, held by approximately 82 stockholders of record, and there is one share of Special Voting Preferred Stock outstanding, held by one stockholder of record.
Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Common Stock are entitled to receive dividends out of funds legally available if the board of directors of the Company (the “Board”), in its discretion, determines to issue dividends and then only at the times and in the amounts that the Board may determine.
No Preemptive or Similar Rights
The Company’s Common Stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Voting Rights
Holders of Common Stock are entitled to one vote for each share held as of the applicable record date on all matters submitted to a vote of the Company stockholders.
The Company stockholders do not have the ability to cumulate votes for the election of directors. As a result, the holders of a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the Company stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares cast for or against a proposal shall be the act of the stockholders and broker non-votes and abstentions will be considered for purposes of establishing a quorum, but will not be considered as votes cast for or against a proposal, except as otherwise provided by law, the Company’s governing documents or the rules of the stock exchange on which the Company’s securities are listed. The holders of 33 1/3% of the voting power of the capital stock issued and outstanding and entitled to vote as of the applicable record date, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.
The Certificate of Incorporation and the Bylaws provide that members of the Board will be elected to one of three staggered three-year terms. Only the directors serving one term will be elected at each annual meeting of its stockholders, with the directors serving under the remaining two terms continuing for the remainder of their respective three-year terms.
Liquidation Rights
If the Company becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to the Company’s stockholders would be distributable ratably among the holders of Common Stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Nonassessable
All outstanding shares of Common Stock are fully paid and non-assessable.
Preferred Stock
The Board has the authority, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued preferred stock in one or more series, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in each case without further vote or action by the Company’s stockholders. These powers, rights, preferences and rights could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control or other corporate action. Except for the single share of Special Voting Preferred Stock described below, there are no outstanding shares of preferred stock.
Special Voting Preferred Stock
On October 13, 2022, the Company (formerly known as Zymeworks Delaware Inc.) became the ultimate parent company of Zymeworks Inc., a corporation existing under the laws of the Province of British Columbia and renamed as Zymeworks BC Inc. (“Zymeworks Canada”), pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) as part of a series of transactions, including the corporate redomicile of Zymeworks Canada (the “Redomicile Transactions”). Pursuant to the Redomicile Transactions, certain eligible shareholders of Zymeworks Canada, at their election, were issued exchangeable shares (the “Exchangeable Shares”) in the capital of Zymeworks ExchangeCo Ltd., a company existing under the laws of the Province of British Columbia and an indirect wholly owned subsidiary of the Company (“ExchangeCo”), on a one-for-one basis in exchange for some or all of their common shares of Zymeworks Canada, together with certain contractual rights attached to such Exchangeable Shares. The Company has agreed to issue shares of Common Stock as consideration when, among other things, the holder of Exchangeable Shares calls for its Exchangeable Shares to be retracted in accordance with their terms.
On October 13, 2022, one share of Special Voting Preferred Stock was issued to Computershare Trust Company of Canada (the “Share Trustee”), as trustee for and on behalf of the holders of the Exchangeable Shares (other than the Company and any affiliated entities of the Company). The holder of the Special Voting Preferred Stock will vote together with the holders of the Common Stock, as a single class (except as otherwise required under applicable law), with respect to all meetings of stockholders of the Company at which the holders of the Common Stock are entitled to vote. The Special Voting Preferred Stock entitles the holder of record to that number of votes equal to the number of Exchangeable Shares outstanding at such time (other than those owned by the Company or any affiliated entity of the Company) multiplied by the Exchangeable Share Exchange Ratio (which ratio is initially one), and in respect of each beneficial owner of the Special Voting Preferred Stock, rounded down to the nearest whole vote (and for which the Share Trustee has received voting instructions from such holders of Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement, dated October 13, 2022, among the Company, Zymeworks ExchangeCo Ltd., Zymeworks CallCo ULC and the Share Trustee).
The holder of the Special Voting Preferred Stock is not entitled to receive any dividends declared and paid by the Company and, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, shall rank senior to the Common Stock, and junior to all other or series of preferred stock of the Company, and is entitled to receive, prior to the holders of the Common Stock, an amount equal to US$1.00.

At such time as the share of Special Voting Preferred Stock has no votes attached to it, the Special Voting Preferred Stock shall be automatically cancelled for no consideration.
Options and Restricted Stock Units
As of March 4, 2024, the Company had outstanding options to purchase an aggregate of:
•7,656,552 shares of Common Stock, at a weighted average exercise price of $12.56 USD per share; and
•1,393,015 shares of Common Stock, at a weighted average exercise price of $20.10 CAD per share.
As of March 4, 2024, the Company had 1,464,368 outstanding restricted stock units.
Pre-Funded Warrants
As of March 4, 2024, the Company had 5,086,521 outstanding pre-funded warrants to purchase up to 5,086,521 shares of Common Stock.
Exercisability
The pre-funded warrants are exercisable at any time after their original issuance. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the pre-funded warrant. No fractional Common Stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, the Company will pay the holder an amount in cash equal to the fractional amount multiplied by the fair market value of any fractional shares.
Exercise Limitations
Under the terms of the pre-funded warrants, the Company may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant, which, upon giving effect to such exercise, would cause (a) the aggregate number of shares of Common Stock beneficially owned by the holder (together with its affiliates) to exceed 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, or (b) the combined voting power of the Company securities beneficially owned by the holder (together with its affiliates) to exceed 19.99% of the combined voting power of all of the Company securities then outstanding immediately after giving effect to the exercise, as such percentage to any ownership is determined in accordance with the terms of the pre-funded warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to the Company.
Exercise Price
The exercise price per whole share of Common Stock purchasable upon the exercise of the pre-funded warrants is $0.0001 per warrant share. The exercise price of the pre-funded warrants is subject to appropriate adjustment in the event of certain share dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s Common Stock.
Exchangeable Shares
Pursuant to the Redomicile Transactions, certain former shareholders of Zymeworks Canada were issued Exchangeable Shares in the capital of ExchangeCo., an indirect wholly owned subsidiary of the Company, together with certain contractual rights attached to the Exchangeable Shares. The Company has agreed to issue shares of Common Stock as consideration when, among other things, the holder of Exchangeable Shares calls for its Exchangeable Shares to be retracted in accordance with their terms.
As of March 4, 2024, there were 646,423 Exchangeable Shares held by shareholders and exchangeable on a one-to-one basis, subject to adjustment, for up to 646,423 shares of Common Stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws
Delaware Law
The Company will be governed by the provisions of Section 203 of the DGCL. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the Board prior to the time that the stockholder became an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or subsequent to the date of the transaction, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
In general, Section 203 defines a business combination to include:
•mergers or consolidations involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, and the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;
•any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation or any direct or indirect majority-owned subsidiary of the corporation;
•subject to exceptions, any transaction that results in the issuance or transfer by the corporation, or any direct or indirect majority-owned subsidiary of the corporation, of any stock of the corporation or such subsidiary to the interested stockholder;
•any transaction involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, that has the effect of increasing the proportionate share of the stock or any class or series of the corporation or such subsidiary beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with such person’s affiliates and associates, beneficially owns, or is an affiliate or associate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation. These provisions may have the effect of delaying, deferring or preventing changes in control of the Company, even though such a transaction may offer its stockholders the opportunity to sell their stock at a price above the prevailing market price.

Certificate of Incorporation and Bylaws Provisions
Provisions of the Certificate of Incorporation and Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Board or management. Among other things, the Certificate of Incorporation and Bylaws:
•permit the Board to issue shares of preferred stock, with any powers, rights, preferences and privileges as they may designate;
•provide that the authorized number of directors may be changed only by resolution of the Board; provided that the size of the Board may be increased by no more than 1/3 of the number of directors in office at the conclusion of the most recent annual meeting of stockholders prior to the next annual meeting of stockholders;
•provide that all vacancies and newly created directorships, may, except as otherwise required by law, the Company’s governing documents or resolution of the Board, and subject to the rights of holders of the Company’s preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director;
•provide that members of the Board will serve one of three staggered three-year terms;
•subject to the rights of holders of preferred stock, provide that a director may only be removed from the Board by the stockholders with the affirmative vote of at least 66 2/3% of the voting power of the shares cast on such proposal;
•require that any action to be taken by the Company’s stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;
•do not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);
•provide that special meetings of the Company’s stockholders may be called only by the Board, the chairperson of the Board, the Company’s chief executive officer or president or the secretary of the Company upon request from holders of no less than 20% of the Company’s outstanding voting stock, subject to the limitations and requirements set forth in the Bylaws; and
•provide that stockholders are permitted to amend certain provisions of the Certificate of Incorporation and Bylaws only upon receiving at least 66 2/3% of the voting power of the then outstanding voting securities, voting together as a single class.
Exclusive Forum
The Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on the Company’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, stockholders, officers or other employees to the Company or its stockholders, (3) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation or Bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for, as to each of (1) through (4) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. The Bylaws also provide that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States is the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of the Company’s securities (including without limitation and for the avoidance of doubt, any underwriter, auditor, expert, control person or other defendant). Any person or entity purchasing or otherwise acquiring any interest in any of the Company’s securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. This provision would not apply to any action brought to enforce a duty or liability created by the U.S. Exchange Act and the rules and regulations thereunder. The Company’s stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder as a result of the Company’s exclusive forum provisions.
Transfer Agent and Registrar
The transfer agent and registrar for the shares of Common Stock and Exchangeable Shares is Computershare. The transfer agent and registrar’s address is 150 Royall Street, Canton, Massachusetts 02021.
Listing
The Company’s Common Stock is listed on The Nasdaq Stock Market LLC under the symbol “ZYME”.
Indemnification of Directors and Officers
The Certificate of Incorporation contains provisions that limit the liability of the Company’s directors and officers for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of officers or directors, then the personal liability of the Company’s officers or directors will be eliminated or limited to the fullest extent permitted by the DGCL.
The Bylaws provide that the Company will indemnify its directors and officers, and may indemnify its employees, agents and any other persons, to the fullest extent permitted by the DGCL. The Bylaws also provide that it must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, the Company has entered into or will enter into indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require the Company, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require the Company to advance all expenses reasonably and actually incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. The Company believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The Company also expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits, or proceedings to which they are parties by reason of being or having been the Company’s directors or officers. The coverage provided by these policies may apply whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.